September 17, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attention:	H. Roger Schwall
Anuja A. Majmudar
Norman von Holtzendorff

	Re:	MPLX LP
Registration Statement on Form S-4
Filed August 18, 2015
File No. 333-206445

Ladies and Gentlemen:

MPLX LP, a Delaware limited partnership (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2015, with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed August 18, 2015.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Risk Factors, page 33

MPLX Common Units to be received by MWE Common Unitholders as a result of the Merger have different rights from MWE Common Units, page 39

1.

We note your brief statement here that “MPLX GP has certain incentive distribution rights that may reduce the amount of MPLX’s cash available for distribution to MPLX Common Unitholders” and that this constitutes a “significant” difference between the rights of MWE Common Unitholders and the rights of MPLX Common Unitholders. Please add a risk factor explaining in greater detail the incentive distribution rights, their impact on distributions to common unitholders and any other impact of the incentive distribution rights that may be significant. In this regard, we note discussion elsewhere in the document concerning the dilution of MWE’s distributions that would result from the incentive distribution rights.

United States Securities and Exchange Commission

Division of Corporation Finance

September 17, 2015

We furthermore note discussion concerning the impact that the incentive distribution rights might have on the growth prospects of the combined entity and its cost of capital. Ensure that you include in your risk factor quantitative information concerning the potential amount of the incentive distributions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to include the following risk factor:

MPLX’s general partner has certain incentive distribution rights that may reduce the amount of MPLX’s cash available for distribution to MPLX Common Unitholders and may, in certain instances, limit MPLX’s general partner’s incentive to grow the MPLX business.

MPLX GP currently holds a general partner interest in MPLX that entitles it to receive 2.0% of all distributions paid to MPLX unitholders and incentive distribution rights that entitle it to receive an increasing percentage (13.0%, 23.0% and 48.0%) of the cash that MPLX distributes to its unitholders from available cash after the minimum quarterly distribution and certain target distribution levels have been achieved. The maximum distribution right for MPLX GP to receive 48.0% of any distributions paid to MPLX unitholders does not include any distributions that MPLX GP or its affiliates may receive on common, subordinated or general partner units that they own. For each quarter after the first quarter during which MPLX distributes cash to the MPLX Common Unitholders in an amount equal to the minimum quarterly distribution of $0.2625 per MPLX Common Unit, quarterly cash distributions paid by MPLX in excess of such minimum quarterly distribution will be allocated between the MPLX Common Unitholders and MPLX GP as follows:

•	first, 98.0% to all MPLX Common Unitholders, pro rata, and 2.0% to MPLX GP (representing MPLX GP’s general partner interest in MPLX that entitles it to receive 2.0% of all distributions paid to MPLX unitholders), until each MPLX Common Unitholder receives a total of $0.301875 per MPLX Common Unit for that quarter;

•	second, 85.0% to all MPLX Common Unitholders, pro rata, and 15.0% to MPLX GP (consisting of MPLX GP’s right to receive 2.0% of all distributions as described above and 13.0% of the distributions pursuant to incentive distribution rights), until each MPLX Common Unitholder receives a total of $0.328125 per MPLX Common Unit for that quarter;

•	third, 75.0% to all MPLX Common Unitholders, pro rata, and 25.0% to MPLX GP (consisting of MPLX GP’s right to receive 2.0% of all distributions as described above and 23.0% of the distributions pursuant to incentive distribution rights), until each MPLX Common Unitholder receives a total of $0.393750 per MPLX Common Unit for that quarter; and

•	thereafter, 50.0% to all MPLX Common Unitholders, pro rata, and 50.0% to MPLX GP (consisting of MPLX GP’s right to receive 2.0% of all distributions as described above and 48.0% of the distributions pursuant to incentive distribution rights).

United States Securities and Exchange Commission

Division of Corporation Finance

September 17, 2015

The quarterly cash distribution paid by MPLX on August 14, 2015 for the second quarter of 2015 exceeded the highest level for the incentive distribution rights of $0.393750 per MPLX Common Unit. Therefore, MPLX GP received 2.0% of the quarterly cash distribution and its applicable share of the quarterly cash distribution for the various levels of incentive distribution rights noted above, including 48.0% of the quarterly cash distribution in excess of the highest level for the incentive distribution rights.

Furthermore, MPLX GP has the right under the MPLX partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to MPLX GP would be set. Because MWE Common Units are not subject to similar incentive distribution rights, holders of MWE Common Units currently receive 100% of all distributions that are paid to MWE Common Unitholders. Following the completion of the Merger, all distributions paid by MPLX will be shared between MPLX Common Unitholders and MPLX GP as described above. As indicated above, MPLX GP’s incentive distribution rights may entitle MPLX GP to receive up to 50.0% (consisting of MPLX GP’s right to receive 2.0% of all distributions as described above and 48.0% of the distributions pursuant to incentive distribution rights) of incremental cash from available cash generated by MPLX. Therefore, MWE Common Units that are converted into MPLX Common Units in connection with the Merger will receive a lower percentage of the incremental cash flow generated by MWE’s assets in future periods than the percentage of incremental cash flow that they would receive from MWE if the Merger is not completed. If the Merger is completed, holders of MWE Common Units may also receive lower distributions from MPLX in future periods due to MPLX GP’s incentive distribution rights, even after giving effect to the cash component of the Common Merger Consideration.

In addition, MPLX GP is entitled to transfer these incentive distribution rights separately from its general partner interest and without unitholder consent, subject to restrictions in the MPLX partnership agreement. If MPLX GP transfers its incentive distribution rights to a third party but retains its general partner interest, MPLX GP may not have the same incentive to grow MPLX’s business or to increase MPLX’s quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by MPLX GP would reduce the percentage of MPLX’s distributions that are allocated to MPLX GP, which could reduce the likelihood of MPC selling or contributing additional assets to MPLX because MPC would have a reduced interest in MPLX’s future distributions, which in turn would impact MPLX’s ability to grow MPLX’s asset base.

In addition, because a higher percentage of MPLX’s cash from available cash may be allocated to MPLX GP as MPLX’s distributions are increased due to MPLX GP’s incentive distribution rights, MPLX’s cost of capital may increase over time, making investments, capital expenditures and acquisitions, and therefore, future growth, by MPLX more costly.

For more information on the incentive distribution rights and MPLX GP’s ability to reset the target distribution levels, including quantitative analysis of hypothetical quarterly distributions at various reset levels, please see “Provisions of the MPLX Partnership Agreement Relating to Cash Distributions—General Partnership Interest and Incentive Distribution Rights” and “—General Partner’s Right to Reset Incentive Distribution Levels.”

United States Securities and Exchange Commission

Division of Corporation Finance

September 17, 2015

Proposal 1: The Merger, page 59

Background of the Merger, page 61

2.	We note that on April 18, 2015, Mr. Heminger and Mr. Semple discussed potential management roles for the proposed combined entity. Please tell us whether discussions with Company A progressed to this level.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that MWE has informed us that discussions between MWE and Company A did not include a discussion of potential management roles for the proposed combined entity.

3.	We note your disclosure on page 63 regarding Company A’s premium to MWE’s “then- current trading price.” Please provide specific details regarding the trading price used to calculate the 20% premium and the implied dollar value of the merger consideration at this time. Please also make corresponding changes to the disclosure on page 64. In addition, specify MWE’s closing trading price on June 17, 2015 and July 7, 2015, as referenced on pages 64 and 67, respectively.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 64, 65 and 68 of Amendment No. 1.

4.	Please disclose whether the members of the MWE transaction committee were independent directors.

Response: In response to the Staff’s comment, the disclosure has been revised on page 65 of Amendment No. 1 to disclose that the members of the MWE transaction committee were independent directors.

*            *             *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

September 17, 2015

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Gary R. Heminger

Gary R. Heminger

Chairman and Chief Executive Officer